Exhibit 99.1

Newater Technology, Inc. Announces Half Year 2017 Unaudited Financial Results

Yantai, China, December 28, 2017 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a developer and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced its unaudited financial results for the half-year ended June 30, 2017.

Six Months Ended June 30, 2017 Financial Highlights (all comparisons to the six months ended June 30, 2016 unless noted)

●	Revenues increased by 50.61% from $4.78 million to $7.20 million, which resulted from: 1) growing demand for the Company’s products; and 2) an increase in both the number of customers and larger scale of projects.
●	Cost of goods sold increased by 84.14% from $2.87 million to $5.28 million due to 1) the 50.61% revenue growth; 2) new large complex projects which required more highly skilled engineers for installations and more time to complete projects.
●	Gross profit increased by 0.36% to $1.92 million compared to $1.91 million for the same period in 2016, while the gross profit margin was 26.67%, compared to 40.02% for the same period in 2016.
●	Operation costs increased by 30.68% from $1.37 million to $1.78 million, however, the percentage of operation costs compared to revenue decreased from 28.54% to 24.76%.
●	Operating income decreased from $0.55 million to $0.14 million.

“We are pleased with the progress we made in the first half of this year towards meeting our operational goals for 2017,” commented Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer, “With the proceeds from our IPO, we are building an automatic DTRO (Disk Tube Reverse Osmosis) production line, which is scheduled be completed in 2018. Upon completion, we believe we will be at the forefront for DTRO automatic production lines in China, enabling us to be a leader of DTRO manufacturing in China.”

“We remain committed to innovation, research and development such as our new delivery method, which we implemented in 2017, of packing membrane filtration equipment in mobile containers resulting in benefits for our clients, including easy transportation and better protection of equipment as well as the improvement of equipment mobility, which we believe strengthens our competitive advantages.”

Operating Results for Six Months Ended June 30, 2017

Revenues

We derive our revenues from product sales, such as sales of water purifying membranes and water purification equipment, and project sales (water purification installation projects). Revenues consist of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

For the six months ended June 30, 2017, revenues increased by $2.42 million, or 50.61%, to $7.20 million from $4.78 million for the same period last year. This increase was mainly driven by the increase in both the number and size of project and product sales.

Of the total ongoing projects as of June 30, 2017, three of them had sales over $0.73 million (RMB 5 million) compared to two as of June 30, 2016. We signed eight sales contracts with each contract over $0.73 million (RMB 5 million) for the six months ended June 30, 2017, versus five sales contracts with a value greater than $0.73 million (RMB 5 million) for the same period in 2016. Furthermore, the time to complete the installation of projects has increased from one to three months to six months due to the fact that the newer projects are larger and more complex.

Our project revenue recognition method is completed contract method. Revenue is only recognized after the project is completed and the contract is fulfilled. We had four ongoing projects with a total estimated gross revenue of $3.02 million and gross profit of $1.51 million as of June 30, 2017.

Cost of revenues

Cost of revenues consist primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges.

Cost of revenues increased by $2.41million, or 84.14%, to $5.28 million for the six months ended June 30, 2017 from $2.87 million for the same period last year. As a percentage of revenues, cost of revenues was 73.33% for the six months ended June 30, 2017, compared to 59.98% for the same period last year. The increase in cost of revenues is directly linked to the 50.61% revenue growth, more highly skilled labors required for the installation and longer project delivery time for new large complex projects.

Gross profit and gross margin

Gross profit increased slightly by $0.01 million, or 0.36%, to $1.92 million for the six months ended June 30, 2017 from $1.91 million for the same period last year. However, gross margin decreased by 13.35 percentage points to 26.67% for the six months ended June 30, 2017 from 40.02% for the same period last year.

The decrease in gross margin was primarily due to the fact that more complex large projects were engaged for the six months ended June 30, 2017, which resulted in engaging more experts and requiring more time in equipment installation on-site.

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Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) increased by $0.41 million, or 30.68%, to $1.78 million for the six months ended June 30, 2017 from $1.37 million for the same period last year.

Research and development expenses account for 66% of the increase in SG&A expenses, while the salary’s increase, including the bonus payment for the calendar year 2016 and the increase in the number of the new hires, accounts for the remaining increase in SG&A expenses.

Operating income and operating margin

Income from operations decreased by $0.41 million, or 74.95%, to $0.14 million for the six months ended June 30, 2017 from $0.55 million for the same period last year. Operating margin was 1.91% for the six months ended June 30, 2017, compared to 11.49% for the same period last year.

The decrease in operating income and operating margin mainly resulted from the higher cost of goods sold, which led to a decrease in gross margin.

Income Taxes

Provision for income taxes was $0.10 million for the six months ended June 30, 2017, a decrease of $0.06 million, or 37.23%, from $0.16 million for the same period of last year. We were entitled to a preferential enterprise income tax ("EIT") rate of 15% in 2016 and 2017. The standard enterprise income tax rate in China is 25%.

Net Income

Net income was $0.02 million for the six months ended June 30, 2017, compared to 0.31 million for the same period last year. Earnings per basic and diluted share was $0.00, and $0.04 for the six months ended June 30, 2017, and June 30, 2016 respectively.

Financial Conditions

As of June 30, 2017, the Company had cash of $1.58 million, compared to $1.48 million at December 31, 2016. Total working capital was $7.47 million as of June 30, 2017, compared to $7.41 million at the end of 2016.

Net cash provided by operating activities was $1.18 million for the six months ended June 30, 2017, compared to net cash used of $2.79 million for the same period last year. Net cash used in investing activities was $0.32 million for the six months ended June 30, 2017, compared to net cash provided of $0.83 million for the same period last year. Net cash used in financing activities was $0.80 million for the six months ended June 30, 2017, compared to net cash provided of $2.33 million for the same period of last year.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and services, and other project-related solutions to turn wastewater into valuable clean water.

The Company's products can be used across a wide spectrum of industries, including:

- Leachate from landfills	- Power plant waste water

- Wastewater from oil fields	- Wastewater from gas production

- High acid wastewater	- Desalination

More information about the Company can be found at: www.newater.cc.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

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Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and automatic production line are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Y. Tracy Tang CFA, CPA
NEWATER TECHNOLOGY INC.	SINO-AMERICAN INVESTOR ADVISORY
Phone: +86 (535) 626-4177	Phone: +1 (646) 485-1040
Email: zhuozhang@newater.cc	Email: Tracy.tang@sino-UsInvestors.com

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,577,394	$1,484,762
Restricted cash	551,875	1,439,926
Accounts receivable, net	1,927,426	2,637,236
Accounts receivable from related party, net	-	1,060,977
Notes receivable	-	68,108
Inventories	10,407,051	4,840,234
Advances to suppliers and other current assets, net	1,918,015	2,528,411
Due from third party	1,254,261	-
Due from related parties	-	3,563
Total current assets	17,636,022	14,063,217

Property, plant and equipment, net	1,244,904	1,199,611
Land use right, net	2,169,638	2,143,002
Deferred tax assets	327,929	181,003
Other non-current assets	20,904	4,591
Total assets	$21,399,397	$17,591,424

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$3,774,736	$1,844,077
Short term loans	2,877,422	2,879,853
Due to related parties	-	714,999
Deferred income	26,561	25,919
Advances from customers	3,214,761	833,742
Income tax payables	349,860	329,212
Other current liabilities	255,052	210,400
Total current liabilities	10,498,392	6,838,202

Total liabilities	10,498,392	6,838,202

Shareholders' equity
Common shares ($0.001 par value, 200,000,000 shares authorized, 9,199,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016)	9,199	9,199
Additional paid-in capital	7,949,466	7,949,466
Statutory reserves	405,070	382,802
Retained earnings	2,954,448	2,960,698
Accumulated other comprehensive loss	(417,178)	(548,943)
Total shareholders' equity	10,901,005	10,753,222
Total liabilities and shareholders' equity	$21,399,397	$17,591,424

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016

Net revenues	$7,204,431	$4,766,239
Net revenues from related parties	-	17,237
Total revenues	7,204,431	4,783,476
Cost of revenues	5,282,936	2,853,076
Cost of revenues from related parties	-	15,877
Total cost of revenues	5,282,936	2,868,953
Gross profit	1,921,495	1,914,523
Operating expenses:
Selling, general and administrative	1,783,836	1,365,091
Total operating expenses	1,783,836	1,365,091
Income from operations	137,659	549,432
Interest expense	80,512	94,621
Other income	(61,320)	(19,560)
Total other expense	19,192	75,061
Income before income taxes provisions	118,467	474,371
Income tax provisions	102,449	163,222
Net income	16,018	311,149
Other comprehensive income (loss)
Foreign currency translation adjustment	131,765	(98,036)
Total comprehensive income	$147,783	$213,113

Earnings per common share
Basic	$0.00	$0.04
Diluted	$0.00	$0.04
Weighted average common shares outstanding
Basic	8,767,738	8,333,200
Diluted	8,767,738	8,333,200

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$16,018	$311,149
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	93,854	64,820
Deferred income taxes	(140,423)	-
Changes in operating assets and liabilities:
Accounts receivable, net	764,167	(3,505,445)
Accounts receivable from related parties, net	1,071,858	3,054,075
Notes receivable	68,806	(53,554)
Inventories	(5,369,723)	(1,343,912)
Advances to suppliers and other current assets	439,396	(593,992)
Advances to supplier - related party	-	(728,724)
Due from related parties	691	1,826
Other non-current assets	(15,969)	-
Accounts payable and bank acceptance notes to vendors	1,847,198	1,857,382
Accounts payable to related party	-	(1,105,024)
Other current liabilities	58,437	(274,888)
Advances from customers	2,326,919	266,395
Deferred income	-	(395,774)
Due to related parties	(1,095)	6,358
Income tax payables	12,314	(355,690)
Cash provided by (used in) operating activities	1,172,448	(2,794,998)

Cash flows from investing activities
Purchases of property and equipment	-	(88,500)
Cash advanced to related party	-	(252,636)
Repayments from related parties	2,909	570,311
Net change in restricted cash	910,638	596,394
Cash advanced to others	(1,236,490)	-
Cash provided by (used in) investing activities	(322,943)	825,569

Cash flows from financing activities
Proceeds from issuances of common shares	-	5,323,026
Capital contribution from shareholders	-	198,917
Capital distribution in connection with acquisition of a subsidiary	-	(4,418,425)
Borrowings from related parties	-	3,238,142
Repayment to related parties	(721,237)	(3,405,928)
Borrowings from third parties	1,672,898	3,847,000
Repayment to third parties	(1,745,632)	(2,448,205)
Cash provided by (used in) financing activities	(793,971)	2,334,527

Effect of foreign exchange rate changes on cash and cash equivalents	37,098	50,141

Net increase in cash and cash equivalents	92,632	415,239
Cash and cash equivalents, beginning of the period	1,484,762	135,152
Cash and cash equivalents, end of the period	$1,577,394	$550,391

Supplemental cash flow information
Cash paid for interest	$80,695	$21,993
Cash paid for income taxes	$230,558	$517,118

Non-cash investing and financing activities:
Stock issued for debt conversion	$-	$3,847,000

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